EXHIBIT 12
OCCIDENTAL PETROLEUM CORPORATION AND SUBSIDIARIES
COMPUTATION OF TOTAL ENTERPRISE RATIOS OF EARNINGS TO FIXED CHARGES
(Amounts in millions, except ratios)

	Six Months Ended June 30			Year Ended December 31
	2017	2016		2016	2015	2014	2013	2012
Income from continuing operations	$624	$(496)	(a)	$(1,002)	$(8,146)	$(130)	$4,932	$3,829

Add/(Subtract):
Net income attributable to noncontrolling interest	—	—		—	—	(14)	—	—
Adjusted income from equity investments (b)	(126)	14		43	21	64	52	163
	498	(482)		(959)	(8,125)	(80)	4,984	3,992

Add:
Provision for taxes on income (other than foreign oil and gas taxes)	31	(509)		(1,281)	(2,070)	(280)	1,353	249
Interest and debt expense	167	178		292	147	77	132	149
Portion of lease rentals representative of the interest factor	62	31		79	63	52	60	58
	260	(300)		(910)	(1,860)	(151)	1,545	456
Earnings before fixed charges	$758	$(782)		$(1,869)	$(9,985)	$(231)	$6,529	$4,448

Fixed charges:
Interest and debt expense including capitalized interest	$195	$148		$356	$285	$257	$269	$254
Portion of lease rentals representative of the interest factor	62	31		79	63	52	60	58
Total fixed charges	$257	$179		$435	$348	$309	$329	$312

Ratio of earnings to fixed charges	2.95	(4.38)		(4.30)	(28.69)	(0.75)	19.83	14.26
Insufficient coverage		(961)	(c)	(2,304)	(10,333)	(540)

Note: Results of California Resources Corporation have been reflected as discontinued operations for all periods presented.
(a)	The 2016 amount includes a $78 million dollar after-tax impairment charge related to the special stock dividend of California Resources shares in the first quarter.
(b)	Represents adjustments to arrive at distributed income from equity investees.
(c)	The 2016 second quarter ratio of earnings to fixed charges excluding certain items (a) was (3.94).